RIO NARCEA GOLD MINES, LTD

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

July 18, 2005

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA REPORTS PROGRESS AT AGUABLANCA AND DETAILS OF SECOND SALE OF NI-CU-PGM CONCENTRATE

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to provide an update of activities at its wholly owned Aguablanca nickel mine in southern Spain.

The Company has made a second sale of nickel-copper-PGM concentrate from Aguablanca. Rio Narcea sold approximately 15,000 tonnes of concentrate averaging 5.92% nickel and 6.03% copper for net proceeds in excess of $9 million. Under the terms of the current off-take agreement, "provisional payment" of 90% of the estimated value of the concentrate has been collected.

The performance of the Aguablanca operation continued to improve during the quarter with a significant increase of metal production due to a combination of increases in tonnage treated and nickel recovery. A summary of the operating results of the quarter is shown below:

	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
Ore milled (tonnes)	**285,224**	179,445
Nickel head grade (%)	**0.64**	0.69
Copper head grade (%)	**0.49**	0.57
Nickel recovery (%)	**63.71**	58.4
Copper recovery (%)	**92.30**	82.1
Nickel production (tonnes)	**1,163**	708
Copper production (tonnes)	**1,290**	800

In June, new discharge grates and liners were installed in the SAG mill under the supervision of Fluor Corporation and Outokumpu Oyj. The contractors believe these modifications will eliminate the design problems that were limiting plant throughput. It is too early to judge the final results of these modifications. Nickel recoveries to date in July are now in excess of 70% and copper recoveries continue to be within or in excess of design specifications and are approximately 88%. Fine tuning of the plant is continuing. Performance tests required for completion by Fluor of the turnkey contract have not yet commenced.

Underground ramp development and infill drilling under the planned open pit at Aguablanca are proceeding, achieving excellent progress. The first phase of this underground infill drilling to examine mineralization below the proposed limit of the open pit is expected to be completed before year-end.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470   E-Mail: info@rngm.com
Fax: (416) 956 7471   Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.